UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 333-141505
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	Form 10-K	Form 20-F	Form 11-K	✓	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	September 30, 2008

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VOLCAN HOLDINGS, INC.
Full Name of Registrant.

Former Name if Applicable

Level 34, 50 Bridge Street
Address of Principal Executive Office (Street and Number)

Sydney, Australia 2000
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant requires additional time to complete the presentation of its financial statements in the Quarterly Report on Form 10-Q. The Registrant intends to file its Form 10-Q on or prior to the prescribed extended date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Sholom Feldman		+61-2-8216-0777
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Volcan Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2008	By:	/s/ PNINA FELDMAN
Pnina Feldman
Chief Executive Officer

Explanation of Anticipated Changes in Results of Operations

On September 11, 2008, Dunn Mining, Inc., a Nevada corporation (“Dunn”), merged with and into Volcan Holdings, Inc., a Delaware corporation (“Holdings”), for the purpose of changing its state of incorporation to Delaware from Nevada, changing its name and effectuating a 1-for-6.1728395 forward stock-split (the “Reincorporation Merger”).

On September 12, 2008, Holdings entered into a Share Exchange Agreement (the “Exchange Agreement”) by and among Holdings, Volcan Australia Corporation Pty Ltd, an Australian proprietary company (“VAC”), and L’Hayyim Pty Ltd as trustee for The L’Hayyim Trust, the holder of all of the outstanding capital stock of VAC (the “VAC Shareholder”). Upon closing of the transaction contemplated under the Exchange Agreement (the “Share Exchange”), on September 12, 2008, the VAC Shareholder transferred all of the issued and outstanding capital stock of VAC to Holdings in exchange for 90,000,000 newly issued shares of common stock of Holdings and a right to receive $1,500,000 in cash at the end of any fiscal quarter in which Holdings has cash on hand of at least $5,000,000. Such Share Exchange caused VAC to become a wholly owned subsidiary of Holdings.

In connection with the closing of the Share Exchange, Holdings sold 36.3143 of its Units in a private placement offering to accredited investors (the “Private Placement”), with each “Unit” consisting of 100,000 shares of common stock of Holdings and a five year warrant to purchase 100,000 shares of common stock for $1.00 per share, for a purchase price of $35,000 per Unit.  Holdings received aggregate gross proceeds of $1,271,000 in connection with the Private Placement.

Upon the closing of the Share Exchange, Gregory Paul Byrne resigned as the sole officer and director of Holdings, and simultaneously with the Share Exchange a new board of directors and new officers were appointed for Holdings. Holdings’ new board of directors consists of the two current directors of VAC, Pnina Feldman and Sholom Feldman, as well as Paul Stephenson. In addition, immediately following the Share Exchange, Holdings appointed Pnina Feldman as its Chairman of the Board, President and Chief Executive Officer and Sholom Feldman as its Secretary, Treasurer and Principal Accounting Officer.

Immediately following the Share Exchange and the initial closing of the Private Placement, under the terms of an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations, Holdings transferred all of its (and Dunn’s) pre-Share Exchange assets and liabilities to its wholly owned subsidiary, Dunn Mining Holdings, Inc., a Delaware corporation (“SplitCo”). Thereafter, pursuant to a stock purchase agreement, Holdings transferred all of the outstanding capital stock of SplitCo to Gregory Paul Byrne in exchange for cancellation of an aggregate of 24,691,358 shares of Holdings’ common stock held by such person (the “Split-Off”). As a result of the Split-Off, an aggregate of 10,000,000 shares of Holdings’ common stock that was held by the stockholders of Holdings immediately prior to the Share Exchange remained outstanding.

Dunn was incorporated on April 4, 2006 in the State of Nevada, for the purpose of acquiring and exploring mineral properties for economically recoverable reserves. It had owned a 100% interest in one mineral claim that lapsed. VAC was formed in Australia on June 11, 2008 for the purpose of conducting bauxite and other mineral exploration activities. The current focus in on a project in Inverell, New South Wales. As a result of the Reincorporation Merger, Share Exchange and Split-Off, Holdings discontinued its prior mineral exploration activities and succeeded to the business of VAC as its sole line of business.

As the Share Exchange was accounted for as a reverse acquisition and recapitalization, VAC was the acquirer for accounting purposes, Holdings was the acquired company and VAC’s historical financial statements for periods prior to the Share Exchange will replace those of Holdings and Dunn in all future periodic reports. Given the fact that all historical reports of the Registrant related to the pre-Share Exchange business of Holdings and that the Registrant’s quarterly report on Form 10-Q for the period ended September 30, 2008 (the “10Q”) will reflect the operations of VAC (and not Holdings or Dunn), the Registrant anticipates a significant change in the Registrant’s results of operations from the corresponding period for the last fiscal year to be reflected by the earnings statements to be included in the 10Q.